Exhibit 99.2

emerald
HEALTH THERAPEUTICS

Emerald Health Therapeutics Inc. (EMH.TSXV)

Management Discussion & Analysis
For the three and nine months ended September 30, 2020 & 2019

Curating Products for the Cannabis Consumer

Who We Are

Emerald is an established cannabis company committed to serving the adult-use recreational and medical cannabis channels in Canada. Utilizing innovative technology and two state-of-the-art cannabis facilities in Richmond, BC and St. Eustache, QC, Emerald is creating unique cannabis products to meet the needs of the recreation, medical and wellness consumers.

The Emerald Difference

Our goals are to:

- Continue to realize value from our fully operational purpose-built production facilities.
- Establish and leverage strategic partnerships to access large-scale extraction and proprietary technology for enhanced extraction activities.
- Develop differentiated, consistent and reliable products through the expertise of our Product Development team.
- Remain consumer focused addressing changing Canadian cannabis regulations and consumer preferences in both the medical and recreational markets.

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Strategy

Facility Overview

Emerald's distinct operating assets are designed to uniquely serve the Canadian marketplace. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation capable of producing organic-certified product and Verdélite, its indoor facility in St. Eustache, Québec, producing quality craft cannabis in Québec, primarily for the Québec market.

Cultivation of Quality Cannabis

Emerald's wholly-owned facilities are fully operational and able to support the Company's product manufacturing and distribution channel requirements, as well as provide input for continued research and development purposes.

Innovation

As a company centered on enhancing lifestyle and well-being through the safe and controlled use of cannabis, Emerald is taking a two-pronged approach to innovation. One direction is focused on building out a "fast-action" pipeline, designing novel products which offer the quick, predictable onset and robust experience associated with smoking cannabis, but without the unwanted effects of smoking. Our first products under this fast-action umbrella launched in 3Q20: SYNC™ 15 Nano THC Fast Action Spray containing 15 mg/mL of THC and all-natural citrus flavouring and limonene, and SYNC™ 15 Nano CBD Fast Action Spray, containing 15 mg/mL of CBD with natural lemon flavouring and limonene. Both products offer a much faster onset profile than traditional edibles, taking effect in only 10-20 minutes, and wearing off in a timeframe of 2-4 hours, providing a user experience that is comparable to enjoying a beer or a glass of wine. While the all-natural flavourings were added to deliver an enjoyable taste, limonene was added for its demonstrated scientific benefits, namely, to impart a mellowing (anxiolytic) yet uplifting (anti-depressive) effect.

In parallel to the fast-action program, Emerald is concentrating on re-thinking the products that consumers are already using every day. For example, by introducing tasty flavours and adding in specific terpenes that are naturally found in cannabis, Emerald can offer both existing and new consumers the ability to enjoy cannabis in a new way, while still providing the assurance that every time they consume an Emerald product, they will receive the same high-quality experience that they have come to expect from Emerald's original SYNC™ 25 oil. Over the last 2 months, Emerald has expanded its SYNC™ portfolio with enhanced formulations. The addition of plant-derived terpenes were selected for their scientifically documented health benefits, and then paired with flavours that reflect their natural origins, for example, in addition to being present in cannabis, limonene is found in citrus fruits and myrcene in mangoes.

To-date, Emerald has converted eight (8) US patent provisional applications to international (Patent Cooperation Treaty (PCT)) filings, two of which entered into the nationalization phase in September 2020, to be followed by the remaining six in 2021. Emerald's innovation team is seeking to both leverage the intellectual property (IP) filed with every new product developed as well as to out-licence the technologies in markets where Emerald does not have near-term plans to launch. Emerald's NPD team is continuing to conduct R&D in-house, with the aim of expanding our IP portfolio through the development of proprietary formulations, trade secrets and new patents.

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Our Capabilities

	avalite SCIENCES 100% owned	emerald NATURALS 51% owned	emerald THERAPEUTICS 100% owned	emerald THERAPEUTICS 100% owned	verdélite 100% owned
Location	Langley, BC	Burnaby, BC	Victoria, BC	Metro Vancouver, BC	Saint-Eustache, QC
Purpose	Analytical testing, R&D and product innovation; International government approvals to import and export for R&D.	Distribution and sale of non-cannabis nutraceutical products.	Breeding, genetics and R&D lab; Medical hub.	High-quality organic flower production greenhouse; Low-cost outdoor growing.	Vertically integrated facility; Expertise in craft growing; New product and innovation hub.
Square Feet	4,000	7,000	10,000	533,814	88,000
Cultivation Rooms	-	-	1	10	21
Processing Rooms	-	-	5	6	17
Planned annual Capacity (kg)	-	-	-	18,200*	5,000
Packaging/ Extraction (kg)	-	-	5,400	TBD	50,000
Centers	• Analytical testing • R&D • New product development	• Packaging • Distribution	• R&D • Packaging • Customer excellence • Extraction • Distribution	• Production • Extraction • Packaging • Distribution	• Production • R&D • Packaging • Distribution
Standard Cultivation			✓	✓	✓
Standard Processing			✓	✓	✓
Medical Sales			✓		
Analytical Testing	✓				
Research	✓				
Dealer	✓				

* Note: 10,000 kg indoor, 8,200 kg outdoor

Legend: ✓ Licence obtained

Emerald Health Therapeutics Inc. I Q3 2020 & 2019 MD&A 5

Emerald's Adult-Use Brands

- SYNC™ wellness
- Souvenir™
- Emerald whole-flower cannabis

Emerald continues to expand its market share through its existing distribution channels across Canada with the launch of consumer-focused brands in the medical, recreational and wellness spaces. Emerald's evolving SYNC™ portfolio will focus on the wellness market segment focusing on extract products using its nano emulsion technology. Enhanced versions of SYNC™ extracts are now available across Canada using a 100% organic coconut-derived carrier oil and the addition of flavours. Emerald's quality flower strains continue to serve recreational consumers through a unique genetic offering of both classic and modern strains. Furthermore, our Souvenir™ launch in June 2020 positioned Emerald for success in the market with made-in Québec strains.

GET IN SYNC wellness

The SYNC™ portfolio includes an array of smoke-free, all-natural products that come in different potencies and flavours. It is designed to provide beginner, intermediate and experienced options for consumers of both CBD and THC.

COMING SOON
SYNC 100 CBD

SYNC 100 CBD
Full Flower Cannabis Oil

Ultimate CBD potency with approximately 2000 mg of CBD per bottle. SYNC 100 CBD is formulated with broad-spectrum whole-flower extract from cannabis grown in BC and 100% organic coconut-derived carrier oil.

Emerald Health Therapeutics Inc. | Q3 2020 & 2019 MD&A

Souvenir

L'ART DE LA FLEUR.

Grapefruit GG1

Chemdog

Grapefruit GG4

Emerald launched its new Souvenir™ Cannabis brand exclusive to the Québec adult-use market in June. The success of Souvenir can be attributed to the Québec-focused branding and craft quality strains released, including Grapefruit GG1, Grapefruit GG4 and Chemdog.

emerald

WHOLE-FLOWER CANNABIS

adult-use

Emerald's state-of-the-art facility in Metro-Vancouver, British Columbia, consists of 103,000 square feet in two hybrid greenhouses and was sustainability designed to reduce waste and use natural growing methods. Organic living soil is used to enhance terpenes, the distinct and variable aromas and flavours found in cannabis.

CHEMDOG (SATIVA)

- THC 18-25% CBD 0.1%
- Terpenes: limonene, linalool and myrcene

DURGA MATA (INDICA)

- THC 18-23% CBD 0.1%
- Terpenes: terpinolene, limonene and myrcene

BLACK WIDOW (HYBRID)

- THC 16-21% CBD 0.1%
- Terpenes: myrcene, limonene and caryophyllene

JTR 'JACK THE RIPPER' (SATIVA)

- THC 14-18% CBD 0.1%
- Terpenes: terpinolene, pinene and limonene

GRAPEFRUIT GG1 (SATIVA)

- THC 18-24% CBD 0.1%
- Terpenes: terpinolene, linalool and limonene

Emerald Health Therapeutics Inc. l Q3 2020 & 2019 MD&A

Medical

Serving the medical cannabis community is the backbone of Emerald, and one of our core competencies. We recognize the important role that the medical profession plays in the introduction and prescription of cannabis to patients. Emerald continues to partner with the strongest clinical organizations across the country, including O Cannabis, thereby making consultations and prescriptions more readily accessible for all patients across Canada.

We continue to educate medical practitioners about the endocannabinoid system by collaborating with national professional and therapeutic organizations. Additionally, we engage with pharmacists and unions who have recognized cannabis health benefits.

Nano Fast-Action Spray

CBD 12.5mg/ml - 20 ml (Optional Myrcene Flavour)

- Faster, shorter, and more predictable effects
- Formulated to work in 10-20 minutes and last between 2-4 hours
- Can be consumed easily and discreetly
- 200 sprays per bottle
- Optional myrcene terpene formula for added relaxing properties

Cannabis Extracts

CBD, THC and CBD:THC format

- One of the top selling CBD oils in Canada
- 100% BC Grown cannabis derived oils
- Made with plant based MCT oil for its purity, clarity, neutral flavour and shelf stability
- High temperature CO2 extraction – toxin free

Dried Cannabis Flower

Quality dried cannabis flower

- Grown in organic living soil
- Lab tested for quality
- Hand trimmed
- Strains available: Lemon Zkittles, Durga Mata, Chemdog, Black Widow, and JTR (Jack the Ripper)

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emerald
HEALTH THERAPEUTICS

Facility

- New, state-of-the-art organic grow greenhouse
- Leading HVAC system
- Powered by the sun for lower production costs
- High-tech light deprivation & supplementation system
- Phase 1 complete
- Phase 2 paused

Grow Area

- 103,000 ft^2 growing space
- 10 grow rooms

Cultivation

- 17,500 plants grown at a time at the greenhouse

Production Capability

- 8,200 kg outdoor
- 10,000 kg in the greenhouse

Licence

- Standard Cultivation
- Standard Processing

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verdélite

Facility

- Wholly-owned subsidiary
- Vertically integrated seed to sale
- High precision indoor cultivation
- Craft quality through highly controlled environment

Grow Area

- 88,000 ft² indoor grow facility in Québec
- 17 processing and packaging rooms
- 21 independent growing room

Cultivation

- 15,000 plants grown at a time

Production Capability

- 5,000 kg

Packaging Facility

- High-scale automated packaging
- Distribution hub nationwide

Licence

- Standard Cultivation
- Standard Processing

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TABLE OF CONTENTS

Overview	12
Disclosure of Outstanding Share Data	20
Summary of Quarterly Results	21
Results of Operations of	22
Additional Disclosure for Venture Issuers Without Significant Revenue	28
Liquidity and Capital Resources	28
Operating, Investing and Financing Activities	30
Financial Risk Management	30
Measurement Uncertainty and Impairment Assessments	31
Transactions with Related Parties	31
Proposed Transactions	33
Critical Accounting Policies and Estimates	33
Changes in Accounting Standards not yet Effective	33
Off-Balance Sheet Arrangements	33
Risks and Uncertainties	33
Forward-Looking Statements	35

Management's Discussion and Analysis

The following MD&A is prepared as of November 25, 2020 and is intended to assist the understanding of the results of operations and financial condition of the Company.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes of the Company for the three and nine months ended September 30, 2020, which have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and the annual consolidated financial statements for the years ended December 31, 2019, 2018, and 2017 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information related to the Company is available on its website at www.emeraldhealth.ca. Other information related to the Company, including the Company's most recent Annual Information Form ("AIF") and financial statements referred to herein are available on the Canadian Securities Administrator's website at www.sedar.com.

Overview

Emerald Health Therapeutics, Inc. (the "Company"), was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007. The Company is classified as a Tier 1 Venture Issuer on the TSX Venture Exchange (the "TSXV”), with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

The Company owns:

(a)	100% of the shares of EHTC, a British Columbia-based licence holder under the Cannabis Act (Canada) (the "Cannabis Act");

(b)	100% of the shares of Verdélite Sciences, Inc. (formerly, Agro-Biotech Inc.) ("Verdélite"), a Québec-based licence holder under the Cannabis Act;

(c)	100% of the shares of Verdélite Property Holdings, Inc. (formerly, Agro-Biotech Property Holdings Inc.) ("Verdélite Holdings"), a Québec-based holding corporation that owns the Verdélite facility (as defined below); and

(d)	51% of the shares of Emerald Health Naturals Inc. ("EHN"), a joint venture between the Company and Emerald Health Bioceuticals, Inc. ("EHB").

The Company, through EHTC, also holds:

100% of the shares of Avalite Sciences Inc. (formerly Northern Vine Canada Inc.) ("Avalite"), a British Columbia-based licenced dealer under the provisions of the Controlled Drugs and Substances Act (Canada) (the "CDSA") and a licence holder under the Cannabis Act.

On March 9, 2020 the Company entered into a letter of intent contemplating the sale of its indirect interest in Avalite. As of the date hereof no formal sale agreement has been signed and this transaction has not closed.

On July 30, 2020 the Company entered into a share purchase agreement with Quinto Resources Inc. in respect of the sale of the Company's interest in Verdélite and Verdélite Holdings as discussed below under “Development of Business in the nine months ended September 30, 2020”. As of the date hereof this transaction has not closed.

On November 2, 2020, the Company completed the sale of its 41.28% of the shares of Pure Sunfarms Corp. (the "Joint Venture"), as discussed below in the “Development of Business after the Reporting Period” section.

Coronavirus

In December 2019, the novel Coronavirus (“COVID-19”) emerged in Wuhan, China, and has since spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to this, global reactions have led to significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. Sales of the Company's products for the adult use recreational market are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open subject to adhering to the required social distancing measures. All of the Company’s facilities in Canada continue to be operational at full capacity and the Company continues to work closely with local, provincial and national government authorities to ensure that it is following the required protocols and guidelines related to COVID-19 within each region. Although none of the Company's facilities have to date been subject to any closures, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section below for further discussion on the potential impacts of COVID-19.

The Company continues to closely monitor the rapid evolution of COVID-19 with a focus on the jurisdictions in which the Company operates. During this period of uncertainty, it is the Company’s priority to safeguard the health and safety of its personnel, support and enforce government actions to slow the spread of COVID-19, and continually assess and mitigate the risks to its business operations. The Company has taken responsible measures to reduce risks and maximize the safety of staff working at all of its facilities. This includes working remotely, reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees, and applying rigorous standards for personal protective equipment. The Company continues to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations.

COVID-19 impact on near term operations

The impact of the COVID-19 pandemic on the drivers of growth in the Canadian consumer market is difficult to forecast. While the Company is optimistic about the total accessible market size of Canadian consumer cannabis over time, the variables related to the pandemic make the short-term growth of the market, and the Company’s revenue expectations difficult to project. Due to the uncertainty, magnitude and duration of the pandemic, COVID-19 impacts on the Company’s operations and financial results, continue to be highly uncertain and cannot be predicted with confidence.

Development of Business in the nine months ended September 30, 2020

Highlights

  Entered into a share purchase agreement for the sale of the Company’s interest in the Joint Venture, in consideration for $79.90 million

  Launched its Québec brand, Souvenir™

  Announced and shipped the first batches of its new nanoemulsion-based Fast Action Spray THC product line

  Shipped its first harvest of premium cannabis from its Metro Vancouver greenhouse

  In partnership with STENOCARE, received Swedish Medicines Agency approval to provide medical cannabis oil to patients

  Completed prospectus offerings raising $5.10 million in gross proceeds

  Extinguished $3.92 million of debt in exchange for issuance of shares

  Signed a Letter of Intent for the sale of Avalite with Sigma Analytical Services Inc.

  Entered into a share purchase agreement for the sale of Verdélite Sciences and Verdélite Holdings, together, in consideration for a cash purchase price of $21.0 million

  At-the-market program (“ATM Program”) financing raised $0.29 million

On January 31, 2020, the Company settled $2.82 million (the "Debt") of the aggregate debt owed by the Company to Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, in exchange for the issuance of 9,713,666 Common Shares of the Company (each, a "Debt Share") at a deemed value of $0.29 per Debt Share (the "Debt Settlement"). The Debt consisted of: (i) $0.80 million owed to Sciences pursuant to a previously disclosed loan agreement between the parties; and (ii) $2.02 million owed to Sciences pursuant to a previously disclosed hemp supply agreement in which Emerald received approximately 135,000 kg of product. The Debt Settlement was approved by the independent members of the board of directors of the Company.

In lieu of the remaining portion of a private placement announced on December 16, 2019 (the "December 2019 Private Placement"), on February 6, 2020, the Company closed the initial tranche of a prospectus offering by issuing 7,596,551 units to certain accredited investors at a price of $0.29 per unit for aggregate gross proceeds of $2.20 million. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one Common Share at a price of $0.385 per Common Share until February 6, 2025. In the event that the closing sale price of the Common Shares on the TSXV, or such other principal exchange on which the Common Shares are then trading, is greater than $0.75 per Common Share for a period of ten consecutive trading days at any time, the Company may accelerate the expiry date of the warrants by giving written notice to the holder thereof and in such case the warrants will expire on the 15th day after the date on which such notice is given by the Company.

Also on February 6, 2020 an additional 1,322,627 Common Shares were issued to certain accredited investors at a deemed price of $0.29 per Common Share to settle interest in the amount of $0.38 million accrued to December 31, 2019 on the Company's outstanding convertible debentures (the "Convertible Debentures").

On February 14, 2020, the Company closed the final tranche of a prospectus offering by issuing 2,748,276 units to certain accredited investors at a price of $0.29 per unit for aggregate gross proceeds of $0.80 million. Each unit consists of one Common Share and one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one Common Share at a price of $0.385 per Common Share until February 14, 2025 and is subject to the same acceleration provisions as the warrants which were issued on February 6, 2020.

On March 9, 2020, the Company announced that it had signed a letter of intent under which Sigma Analytical Services Inc. (“Sigma”), a full-service Good Manufacturing Practices (“GMP”)-compliant testing laboratory for cannabis, hemp, and derived products, may acquire Avalite’s cannabis analytical testing operation. The companies also intend to establish a preferred partner relationship. The execution of definitive agreements is subject to due diligence and board approval of both companies. Completion of the transaction will be subject to a number of conditions including settlement of final documentation and receipt of applicable regulatory and third-party approvals. As of the date hereof no formal sale agreement has been signed and this transaction has not closed. The parties remain in negotiations regarding final terms of the proposed sale.

On April 9, 2020, the Company amended the terms of the 12,500,000 common share purchase warrants originally issued on September 9, 2019 (the "September 2019 Warrants") in connection with the issuance of the Convertible Debentures. The exercise price of the September 2019 Warrants was amended from the original exercise price of $2.00 per Common Share such that:

  6,250,000 September 2019 Warrants had an exercise price of $0.17 per Common Share (the "$0.17 Warrants"); and

  6,250,000 September 2019 Warrants have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2625 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice.

Holders of the $0.17 Warrants immediately exercised all such warrants after the amendment for gross proceeds to the Company of $1.06 million. The $0.21 Warrants remain outstanding and expire on September 9, 2021.

On April 29, 2020, the Company announced its new nanoemulsion-based Fast Action Spray product line, an important step in the Company’s Cannabis 2.0 strategy and a unique offering in the Canadian cannabis marketplace. This unique formulation is expected to offer advantages over existing formats of cannabis consumption in terms of convenience and predictability of consumption. The product line will consist of CBD and THC cannabinoids mixed with specific terpenes and flavorings.

On May 8, 2020, the Company announced that its had issued an aggregate of 1,500,000 stock options to directors at an exercise price of $0.165 per common share for a period of five years. The options vested immediately.

On May 27, 2020, the Company announced that it had terminated the previously disclosed sublease agreement ("Sublease Agreement") and cultivation agreement ("Cultivation Agreement") pertaining to its cannabis cultivation operation in Metro Vancouver with Sciences, a control person of the Company. Previously existing rights and continuing usage of the land and its cultivation operation in Metro Vancouver are unaffected by these terminations. The Company confirms that no payments were made to Sciences under either the Sublease Agreement or the Cultivation Agreement. The Company's previously existing rights related to the 12-acre land parcel that was subject to the Sublease Agreement and Cultivation Agreement are unaffected by these terminations.

On June 2, 2020, the Company announced that it had closed a prospectus offering pursuant to which the Company issued 11,351,351 units to certain institutional accredited investors at a price of $0.185 per unit for total gross proceeds of $2.1 million. Each unit consisted of one Common Share of the Company and one Common Share purchase warrant. Each warrant entitles the holder thereof to acquire one additional Common Share at a price of $0.27 per Common Share until June 2, 2023. In the event that the closing sale price of the Common Shares on the TSXV, or such other principal exchange on which the Common Shares are then trading, is greater than $0.40 per Common Share for a period of 10 consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the warrants by giving written notice to the warrant holders and in such case the warrants will expire on the 15th day after the date on which such notice is given by the Company.

On June 23, 2020, the Company announced the launch of its new Souvenir™ cannabis brand in the province of Québec. The Souvenir™ brand, which is focused on bringing unique offerings to the Québec market at a competitive price point, saw its first distribution through the Société Québécoise du cannabis (“SQDC”) at the end of June in both SQDC retail and online stores.

On July 15, 2020, the Company announced the termination of certain related party agreements pertaining to consulting services and a loan facility with Sciences. These agreements consisted of an independent contractor agreement entered on May 1, 2015, as amended from time to time (the “Consulting Agreement”), and a loan agreement entered on August 25, 2015, as amended from time to time (the “Loan Agreement”). Sciences and the Company have agreed to terminate the Consulting Agreement and Loan Agreement effective July 15, 2020. In addition, the Company’s 51%-owned joint venture, EHN, and Avricore Health Inc. (“Avricore”, then named VANC Pharmaceuticals, Inc.) terminated a supply and distribution agreement that was entered into on April 15, 2018, effective immediately.

On July 31, 2020, the Company announced that it had entered into a share purchase agreement with Quinto Resources Inc. (“Quinto”) dated July 30, 2020 (the "Quinto SPA”) in respect of the sale of the Company’s wholly-owned subsidiaries, Verdélite and Verdélite Holdings (together the “Subsidiaries”). The Subsidiaries together own and operate the premium 88,000 square foot craft cannabis production indoor facility (the “Facility”) in St. Eustache, Québec.

Pursuant to the Quinto SPA, Quinto has agreed to purchase all of the issued and outstanding shares of the Subsidiaries in consideration for a cash purchase price of $21.00 million, subject to a 90-day working capital adjustment and certain other adjustments (the "Quinto Transaction"). The Quinto SPA was negotiated at arm's-length.

Upon closing of the Quinto Transaction, the Subsidiaries will become wholly-owned subsidiaries of Quinto and Quinto will continue the business of the Subsidiaries. Following closing of the Quinto Transaction, the

Company will continue to sell its own products into the Québec market, subject to certain limited restrictions, and will retain exclusive rights to its recently launched Souvenir™ brand.

The purchase price will be subject to a $0.75 million holdback for the working capital adjustment and as an indemnity for certain pre-existing litigation. The Quinto SPA contains representations and warranties, covenants, conditions and indemnities for the benefit of each of the parties as are customary for transactions of this nature. Completion of the Quinto Transaction is subject to the completion of a number of conditions, including obtaining applicable consents and approval of the purchaser’s shareholders. Pursuant to the Quinto SPA, the closing date was required to occur on or before August 31, 2020. To date certain closing conditions have not been satisfied by Quinto, including receipt by Quinto of required stock exchange and shareholder approvals. As a result, the transaction has not yet closed, and the Company has no certainty as to when or if such closing conditions will be satisfied. The Company is entitled to terminate the Quinto SPA in the event that closing has not occurred prior to August 31, 2020. The Company has not yet exercised this right and is currently in negotiations with Quinto as to a potential extension of the closing date.

On August 3, 2020, the Company announced that it had issued an aggregate of 3,800,000 stock options to employees, consultants and directors at an exercise price of $0.21 per common share for a period of five years. Options issued to the directors will vest over twelve months, while all other stock options will vest 25% on the date of grant and 25% on the first three anniversaries of the date of grant. The Company also granted an aggregate of 175,000 restricted share units to certain employees. The restricted share units will vest one year from the grant date and convert into common shares of the Company at a fair market value of $0.21 per common share.

On August 13, 2020, the Company announced that it had established a new ATM Program pursuant to an equity distribution agreement with Eight Capital, as underwriter, that allows the Company to issue common shares from treasury having an aggregate gross sales price of up to $3.25 million to the public from time to time at the Company’s discretion, at the prevailing market price when issued. The ATM Program will expire on the earlier of April 13, 2021 and completion of the sale of the maximum amount of shares thereunder and will be activated from time to time at the Company’s discretion if and when required based on the Company’s working capital requirements and capital expenditures and relative cost of other funding options. During the three months ended September 30, 2020, an aggregate of 1,312,500 common shares were sold by the Company under the new ATM Program for gross proceeds of $0.29 million.

On August 31, 2020, the Company announced the launch of its Fast Action SYNC™ Nano cannabis spray products for adult-use. The Company’s Fast Action SYNC™ 15 Nano THC contains 15 mg/ml of THC, natural citrus flavouring and limonene terpene. Ontario, Saskatchewan and Alberta have received initial shipments of the Fast Action SYNC™ 15 Nano THC. Additionally, the Company launched its Fast Action SYNCMED CBD Nano Spray into the medical market in July.

On September 8, 2020, the Company announced that it had entered into a share purchase agreement (the "SPA") with Village Farms International, Inc. ("Village Farms") in respect of the sale of the Company's interest in the Joint Venture that was established between the Company and Village Farms in 2017, in which the Company held a 41.28% interest.

Pursuant to the SPA, which was negotiated at arm’s length, Village Farms agreed to purchase 36,958,500 common shares in the authorized share structure of the Joint Venture, representing all of the remaining shares of the Joint Venture not held by Village Farms, for an aggregate purchase price of $79.90 million (the "Transaction"). A minimum of $60.00 million of the purchase price was required to be paid in cash at closing. In addition, $0.95 million of the Company's obligations under a promissory note that the Company had issued to the Joint Venture on March 6, 2020, may be settled or the purchase price will be increased accordingly. The remainder of the purchase price was to be settled pursuant to the issuance by Village Farms at closing of a secured promissory note to the Company (the "Note"). The Note will mature six months after closing and will be secured against a certain number of common shares of the Joint Venture held by Village Farms and will bear interest at a rate of 12% per annum.

On September 10, 2020, the Company in partnership with STENOCARE A/S announced that they have received special approval from the Swedish Medicines Agency to provide medical cannabis oil to Swedish patients who have applied via their doctor to use such products for treatment purposes. STENOCARE, located in Denmark, is a leading supplier of prescription-based medical cannabis products for patient treatment to help them improve quality of life. The Company will not sell directly to consumers but will supply STENOCARE with its medical cannabis products for Denmark and other markets such as Sweden.

On September 16, 2020, the Company closed its transaction with the holders of the Convertible Debentures to settle accrued interest on the Convertible Debentures to June 30, 2020 in the amount of $0.63 million by issuing an additional 3,571,428 common shares of the Company at a deemed value of $0.175 per share.

Development of Business after the Reporting Period

Highlights

  Completed the sale of the Company’s interest in the Joint Venture receiving $60.00 million cash and a secured six-month promissory note in the principal amount of $19.90 million bearing 12% interest per annum

  Received a standard processing license for the Metro Vancouver greenhouse facility

  Shipped the first batches of its new nanoemulsion-based Fast Action Spray CBD product line

  Launched flavoured cannabis oils, expanding its SYNC™ product line

  Early repayment in full of the Convertible Debentures

  Sale of Avricore shares

On October 5, 2020, the Company sold its 1,666,667 common shares in Avricore for $0.21 million.

On October 13, 2020, the Company received a newly issued Standard Processing License from Health Canada for its 78,000 square foot organic-certified greenhouse facility in Metro Vancouver. The Processing License expands on the site’s existing cultivation licence to grow and produce bulk dried cannabis, to now also permit the processing of consumer-ready dried product formats at its purpose-built cannabis production facility. It also provides the opportunity to manufacture and package products derived from cannabis, including concentrates and other products created through new product development efforts.

On October 19, 2020, the Company expanded its SYNC™ product line with the launch of new uniquely flavoured CBD cannabis oil products. The Company made its first product shipments to British Columbia, Saskatchewan and Nova Scotia, with following shipments to Alberta, Manitoba and Newfoundland. The product launch consisted of two CDB products.

The Company also announced the initial shipments of the Fast Action SYNC™ 15 Nano CBD had been received by British Columbia and Saskatchewan. SYNC™ 15 Nano CBD Fast Action Spray contains approximately 15 mg/g of CBD, with all-natural lemon flavouring and limonene terpene. Limonene has been scientifically demonstrated to impart a mellowing (anxiolytic1) yet uplifting (anti-depressive1) effect.

On November 2, 2020, the Company completed the sale of its 41.28% interest in the Joint Venture to Village Farms for consideration of $79.90 million.

Pursuant to the Transaction, Village Farms purchased 36,958,500 common shares in the authorized share structure of the Joint Venture, representing all of the remaining shares of Pure Sunfarms not held by Village Farms. Village Farms paid $60.00 million in cash at closing and issued the Note to the Company. The Note will mature in six months from the date of closing, is secured against a certain number of common shares of Pure Sunfarms held by Village Farms and bears interest at a rate of 12% per annum. In addition, the Company's obligations under a promissory note in the principal amount of $0.95 million that the Company had issued to the Joint Venture on March 6, 2020, have been settled without any payment.

On November 24, 2020, the Company fully prepaid in cash all amounts owing under the Convertible Debentures issued to certain Canadian institutional accredited investors (the “Debentureholders”) by the Company on September 9, 2019. As a result, the Convertible Debentures are now terminated, and the Company has no further obligations thereunder. The Convertible Debentures were due to mature on September 9, 2021, with no right for the Company to prepay amounts owing. However, the Debentureholders consented to the early repayment of all amounts owing under the Convertible Debentures in exchange for payment of a consent fee of $0.08 million (the “Consent Fee”). A total of $25.57 million in cash was paid by the Company to the Debentureholders, representing $25.00 million in principal repayment, $0.49 million in accrued interest and the Consent Fee.

For the remainder of 2020, the Company intends to focus its efforts on:

  Production and Processing – The focus is on delivering high-quality consumer products to the recreational and medical markets while leveraging internal expertise to support increased sales revenue.

  New Product Development – The Company intends to continue developing intellectual property as the second phase of recreational cannabis products become permissible in Canada. Specifically, development is focused on differentiated, novel and value-added products for its health and wellness, medical and adult-use recreational customers. These products are expected to be formulated and designed to provide distinctive benefits and improve outcomes for its customers, such as greater biovailability and defined dose parameters that align with the Company’s core strategy of enhancing health and wellness through modulation of the Endocannabinoid System.

[1]	Baron, Eric P. DO. (2018, May 9). Medicinal Properties of Cannabinoids, Terpenes, and Flavonoids in Cannabis, and Benefits in Migraine, Headache, and Pain: An Update on Current Evidence and Cannabis Science. Headache Currents

  Strategic Plan Development & Partnerships – The Company will be completing a comprehensive new strategic plan that will outline key focal points for its business in 2021 and beyond. The Company is also continuing to develop and nurture its strategic partnerships with outsourced extraction and processing companies with a goal of enhancing profitability and leveraging expertise in specific fields.

  Efficiency and Cost Control – The Company completed an internal reorganization, including the reduction of its workforce and other expenditures in the second half of FY2019 and the first half of 2020. The reorganization resulted in material cost savings and helped focus on improving cash flow going forward. The Company intends to continue to pursue efficiencies and seek other opportunities to reduce future expenses.

Licences

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada (the "Licences"). The Company currently indirectly holds a number of licences through its wholly owned direct and indirect subsidiaries, EHTC, Verdélite and Avalite. The licences held by EHTC permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the licences held by Verdélite permit it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the licences held by Avalite permit it to process cannabis and produce cannabis oil for research purposes, and conduct analytical testing; all in accordance with the terms and conditions specified in the applicable Licences and the Cannabis Act.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of Common Shares of which 205,027,772 were issued and outstanding as of September 30, 2020 and 206,160,872 were issued and outstanding as of November 25, 2020.

During the nine months ended September 30, 2020, the Company granted an aggregate of 9,877,500 stock options to directors, employees and consultants. Each option is exercisable into one Common Share for a period of up to five years. The exercise prices at the time of the grants ranged from $0.17 and $0.32 per share. In addition, an aggregate of 550,000 restricted share units were granted during the nine months ended September 30, 2020. These restricted share units vest one year from the grant date and convert into Common Shares of the Company at a fair market value ranging from $0.21 to $0.30 per Common Share.

There were 17,571,662 stock options and 979,848 restricted share units outstanding as of September 30, 2020. As of November 26, 2020, there were 17,446,912 stock options and 979,848 restricted share units outstanding.

There were 41,916,849 warrants outstanding as of September 30, 2020 and 41,916,849 as of November 25, 2020.

Summary of Quarterly Results

The financial information in the following tables summarizes selected information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

(000’s)	2020			2019
	September 30	June 30	March 31	December 31
	($)	($)	($)	($)
Revenue	4,311	3,106	3,333	4,940
Share-based payments	755	844	986	346
Interest and other income	29	809	13	(71)
Share of (loss) income from Joint Venture	(520)	(187)	5,205	492
(Loss) gain on changes in the fair value of the Company’s biological assets	(2,339)	871	644	3,159
Net Loss	(11,658)	(18,943)	(4,879)	(90,344)
Net Loss per share (basic and diluted)	(0.057)	(0.098)	(0.027)	(0.590)

(000’s)	2019			2018
	September 30	June 30	March 31	December 31
	($)	($)	($)	($)
Revenue	9,718	5,070	2,610	1,132
Share-based payments	2,993	6,421	2,023	1,297
Interest and other income	221	165	638	439
Share of (loss) income from Joint Venture	(1,202)	14,489	5,812	1,433
(Loss) gain on changes in the fair value of the Company’s biological assets	(433)	259	719	144
Net Loss	(17,461)	(453)	(3,649)	(13,924)
Net Loss per share (basic and diluted)	(0.121)	(0.003)	(0.026)	(0.100)

Included in the share of income from the Joint Venture for the three months ended September 30, 2020, is a loss of $2.21 million (September 30, 2019 –loss of $8.74 million) on the changes in the fair value of the Joint Venture’s biological assets.

Results of Operations

Quarter ended September 30, 2020

The net loss for the quarter ended September 30, 2020, was $11.66 million (loss of $0.057 per share), compared to the net loss of $17.46 million (loss of $0.121 per share) for the same quarter in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share.

Factors contributing to the net loss for the three-month period ended September 30, 2020 include the following:

Revenue

Revenue for the quarter ended September 30, 2020, was $4.31 million compared to $9.72 million for the same period in the prior year. The decrease of $5.41 million is mostly due from a $5.32 million sale of bulk dried cannabis to other licensed producers in the prior period. The revenue for the three months ended September 30, 2020 was impacted by a 10% increase in the adult recreational market sales as compared to the three months ended September 30, 2019. The Company shipped 60% more kilograms of dried flower and flower equivalent compared to the same period of the prior year. However, this increase was offset by a decrease in the average selling price per gram of dried cannabis and dried cannabis equivalent from $6.72 in the quarter ended September 30, 2019 to $3.54 in the current quarter. For the quarter ended September 30, 2020, revenue was comprised of approximately 83% dried product, 16% oils and 1% other, compared to approximately 81% dried product, 18% oils and 1% other in the quarter ended September 30, 2019. During the three months ended September 30, 2020, the Company’s revenues were from the adult recreational market and the medical market, whereas in the comparable three month period ended September 30, 2019, the Company also recorded opportunistic revenues of $5.32 million from the wholesale market.

	Three months ended September 30,
	2020	2019
Average selling price of adult-use dried flower per gram & gram equivalents	$3.54	$6.72
Kilograms sold of adult-use dried flower & kilogram equivalents	862	490
Average selling price of medical dried flower per gram & gram equivalents	$7.06	$8.94
Kilograms sold of medical dried flower & kilogram equivalents	42	74
Total kilograms produced of dried flower	2,459	229

Kilogram and gram equivalent represent the amount of dried flower used to produce the units of oils sold.

Cost of Sales

Cost of goods sold currently consists of four main categories: (i) cost of goods sold expensed from inventory, (ii) production costs, (iii) change in the fair value of biological assets, and (iv) amortization of the Health Canada licences.

Cost of goods sold represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs. Cost of goods sold expensed from inventory for the quarters ended September 30, 2020 and September 30, 2019 was $2.50 million and $8.26 million, respectively. The decrease in cost of goods sold in the current period was due to a larger proportion of higher margin product sold and lower cost base of input material expensed by the Company as compared to the prior period. During the quarter ended September 30, 2020 the cost per gram of dried flower was $1.75. The Company does not have comparative information for the quarter ended September 30, 2019 as the Company was not yet in full production.

Production costs include all direct and indirect production related costs, including security, compliance, quality control and quality assurance costs, as well as overhead relating to the cultivation activities. All post harvest inventory production cost in excess of standard cost are not capitalized and recorded as a write-down of inventory. This included $420 of costs during the three months ended September 30, 2020 (September 30, 2019 - $nil). Inventory value in excess of net realizable value are written down as impairment. During the quarter ended September 30, 2020, the Company incurred production costs of $2.18 million versus $1.41 million in the quarter ended September 30, 2019. The Company was able to capitalize a significant amount of costs incurred to inventory during the period as a result of its two facilities being fully operational and harvesting 2,459 kilograms of dried flower and trim during the quarter ended September 30, 2020 as compared to 229 kilograms of dried flower and trim for the same period in the prior year.

During the three months ended September 30, 2020, the Company recognized $0.94 million (September 30, 2019 - $0.42 million) in excise taxes. The excise tax attributable to medical sales was absorbed by the Company as a cost and not passed on to the end patients.

The change in biological assets for the quarter ended September 30, 2020 was a loss of $2.34 million compared to a loss of $0.43 million in the same quarter of the prior year. The increased loss is substantially due to a change in estimates used for fair value less costs to sell (“FVLCS”) used as an input in the valuation of biological assets at the end of the quarter ended September 30, 2020. Previously, the Company used the average NRV of packaged finished good for sale in the recreational dry flower cannabis market. During the quarter ended September 30, 2020, the Company used the average NRV of bulk dry flower cannabis. Also included in this loss amount is $1.76 million resulting from a cull of plants during the three months ended September 30, 2020 compared to $nil in the same quarter of the prior year.

The amortization of the Health Canada licence represents the amortization of an acquired licence that is recorded at cost less accumulated amortization. Amortization will be expensed as a cost of sales and the unamortized balance will remain on the Company’s balance sheet as an intangible asset. Amortization of the licence is recognized on a straight-line basis irrespective of either production or sale of cannabis from that facility.

The Company measures biological assets consisting of cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost. The significant assumptions used in determining the fair value of cannabis plants are as follows: plant attrition rate for various stages of development; yield per plant; selling price less costs to sell; percentage of total expected costs incurred to date; and costs incurred for each stage of plant growth.

Gains recognized in the fair value of biological assets are recorded in a manner that decreases the cost of sales. Changes in the fair value of biological assets can be significant during periods of large expansion in the cultivation area. In determining the fair value of cannabis plants, assumptions are used regarding the variability in the average age and number of cannabis plants available at each period end.

Other expenses

General and Administrative – During the quarter ended September 30, 2020, the Company incurred general and administrative expenses of $2.73 million versus $4.34 million for the quarter ended September 30, 2019. The current quarter saw decreased expenses in professional and consulting services, wages and benefits, corporate communications and media and travel and accommodations expense. In the quarter ended September 30, 2020, general and administrative costs included; salaries and benefits of $0.77 million (three months ended September 30, 2019 - $1.62 million), consulting and professional services fees of $1.42 million (three months ended September 30, 2019 - $1.39 million), corporate communication and media expense of $0.05 million (three months ended September 30, 2019 - $0.35 million), office and insurance of $0.49 million (three months ended September 30, 2019 - $0.78 million) and travel and accommodation of $nil (three months ended September 30, 2019 - $0.20 million).

Sales and marketing – In the quarter ended September 30, 2020, the Company incurred sales and marketing expenses of $0.29 million versus $1.20 million in the comparable 2019 prior period. These costs are related to general sales and marketing, patient acquisition, and education expenses. The current period decrease reflects the Company’s focus on cost reduction and the use of internal resources.

Research and development – In the quarter ended September 30, 2020, the Company incurred research and development expenses of $0.27 million (three months ended September 30, 2019 - $1.18 million). These costs related to consulting fees and wages associated with the development of new cannabis products. The substantial decrease in research and development expenditures was related to the amendment of the management agreement with Sciences effective October 1, 2019 (see Related Party Transactions).

Share-based compensation – In the quarter ended September 30, 2020, the Company incurred share-based compensation expenses of $0.76 million versus $2.99 million in the comparable 2019 prior period. The amounts are compensation expenses related to employee, director and consultant incentive stock options and restricted share units which are measured at fair value at the date of grant and expensed over the vesting period. During the current quarter, the Company granted 3,797,500 stock options and 175,000 restricted share units to employees and consultants, compared to 727,500 stock options and nil restricted share units during the same period in 2019. The decrease in share-based compensation is due to the decrease in share price of the Company during the current quarter compared to the same period in 2019.

Share of income from joint venture & #8211; In the quarter ended September 30, 2020, the Company recognized $0.52 million as its share of loss versus $1.20 million as its share of income in the comparable 2019 prior period. Sales for the three months ended September 30, 2020, increased by 362% in provincial (retail) sales and decreased by 51.6% in wholesale selling price compared to the three months ended September 30, 2019. The net average selling price for the three months ended September 30, 2020 was lower than the net average selling price for the three months ended September 30, 2019 by 35.8%. Cost of sales for the three months ended September 30, 2020, had an increase of 96.1%. The third quarter 2020 cost of sales includes an inventory write down of $1,042 for distillate inventory. The year over year increase in costs was due to the increase in retail kilograms sold which require incremental packaging, overhead and logistic expenses compare to product sold through the wholesale channel.

Year to Date September 30, 2020

The net loss for the year to date, was $35.48 million (loss of $0.19 per share), compared to the net loss of $21.56 million (loss of $0.15 per share) for the same period in the prior year. The net loss for the period was impacted by a $17.06 million impairment on the Verdélite cash generating unit (“CGU”). Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share.

Factors contributing to the net loss for the nine-month period ended September 30, 2020 include the following:

	2020	2019
	Nine months ended	Nine months ended
	September 30	September 30
(000’s)	($)	($)
Revenue	10,750	17,398
Share-based payments	2,585	11,437
Interest and other revenue	851	1,024
Share of income from joint venture	4,497	19,099
Net Loss	(35,480)	(21,562)
Net Loss per share (basic and diluted)	(0.19)	(0.15)

Included in the share of gain from the Joint Venture for the year to date, is an unrealized loss of $2.41 million (September 30, 2019 – unrealized gain of $5.39 million) on the changes in the fair value of the Joint Venture’s biological assets.

Revenue

Revenue for the year to date, was $10.75 million compared to $17.40 million for the same period in the prior year. The revenue for the nine months ended September 30, 2020 was impacted by overall market correction in average selling price per gram of dried cannabis and dried cannabis equivalent in the adult-use channel, which decreased from $5.77 in the same period in 2019 to $3.75 in the current period. The Company shipped 50% more kilograms of dried flower and flower equivalent compared to the same period of the prior year. For the nine months ended September 30, 2020, revenue was comprised of approximately 73% dried product, 26% oils and 1% other, compared to approximately 74% dried product, 25% oils and 1% other in the nine months ended September 30, 2019. During the nine months ended September 30, 2020, the Company’s revenues were from the adult recreational market and the medical market, whereas in the comparable nine month period ended September 30, 2019, the Company also recorded opportunistic revenues of $5.84 million from the wholesale market.

	Nine months ended September 30,
	2020	2019
Average selling price of adult-use dried flower per gram & gram equivalents	$3.75	$5.77
Kilograms sold of adult-use dried flower & kilogram equivalents	2,005	1,337
Average selling price of medical dried flower per gram & gram equivalents	$7.94	$7.89
Kilograms sold of medical dried flower & kilogram equivalents	137	211
Total kilograms produced of dried flower	7,980	669

Kilogram and gram equivalent represent the amount of dried flower used to produce the units of oils sold.

Cost of Sales

Cost of goods sold currently consists of four main categories: (i) cost of goods sold expensed from inventory, (ii) production costs, (iii) change in the fair value of biological assets, and (iv) amortization of the Health Canada licences.

Cost of goods sold represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs. Cost of goods sold expensed from inventory for the nine months ended September 30, 2020 and September 30, 2019 was $6.38 million and $15.68 million, respectively. The decrease in cost of goods sold in the current period was due to a larger proportion of higher margin product sold and lower cost base of input material expensed by the Company as compared to the prior period. During the nine months ended September 30, 2020 the cost per gram of dried flower was $1.38. The Company does not have comparative information for the nine months ended September 30, 2019 as the Company was not yet in full production.

Production costs include all direct and indirect production related costs, including security, compliance, quality control and quality assurance costs, as well as overhead relating to the cultivation activities. . All post harvest inventory production cost in excess of standard cost are not capitalized and recorded as a write-down of inventory. This included $0.42 million of costs during the three months ended September 30, 2020 (September 30, 2019 - $nil). Inventory value in excess of net realizable value are written down as impairment. During the nine months ended September 30, 2020, the Company incurred production costs of $3.60 million versus $2.87 million in the nine months ended September 30, 2019. The Company was able to capitalize higher production costs incurred to inventory during later in the period as a result of its two facilities being fully operational and harvesting 7,980 kilograms of dried flower and trim during the nine months ended September 30, 2020 as compared to 669 kilograms of dried flower and trim for the same period in the prior year.

During the nine months ended September 30, 2020, the Company also recognized $2.01 million (September 30, 2019 - $1.35 million) in excise taxes. The excise tax attributable to medical sales was absorbed by the Company as a cost and not passed on to the end patients.

The change in biological assets for the nine months ended September 30, 2020 was a loss of $0.83 million compared to a gain of $0.55 million in the same period of the prior year. The increased loss is substantially due to a change in estimates used for fair value less costs to sell (“FVLCS”) used as an input in the valuation of biological assets at the end of the quarter ended September 30, 2020. Previously, the Company used the average NRV of packaged finished good for sale in the recreational dry flower cannabis market. During the quarter ended September 30, 2020, the Company used the average NRV of bulk dry flower cannabis.

The amortization of the Health Canada licence represents the amortization of an acquired licence that is recorded at cost less accumulated amortization. Amortization will be expensed as a cost of sales and the unamortized balance will remain on the Company’s balance sheet as an intangible asset. Amortization of the licence is recognized on a straight-line basis irrespective of either production or sale of cannabis from that facility.

The Company measures biological assets consisting of cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost. The significant assumptions used in determining the fair value of cannabis plants are as follows: plant attrition rate for various stages of development; yield per plant; selling price less costs to sell; percentage of total expected costs incurred to date; and costs incurred for each stage of plant growth.

Gains recognized in the fair value of biological assets are recorded in a manner that decreases the cost of sales. Changes in the fair value of biological assets can be significant during periods of large expansion in the cultivation area. In determining the fair value of cannabis plants, assumptions are used regarding the variability in the average age and number of cannabis plants available at each period end.

Inventory write-down – During the nine months ended September 30, 2020, a write-down of $2.87 million was recognized for packaged inventory and extracted cannabis oils (September 30, 2019 - $2.82 million) related to product deterioration, limited remaining shelf life and fair market value.

Other expenses

General and Administrative – During the nine months ended September 30, 2020, the Company incurred general and administrative expenses of $7.41 million versus $11.82 million for the nine months ended September 30, 2019. The current period saw decreased expenses in professional and consulting services, wages and benefits, corporate communications and media, office and insurance and travel and accommodations expense. In the nine months ended September 30, 2020, general and administrative costs included; salaries and benefits of $3.00 million (nine months ended September 30, 2019 - $4.25 million), consulting and professional services fees of $2.63 million (nine months ended September 30, 2019 - $3.78 million), corporate communication and media expense of $0.20 million (nine months ended September 30, 2019 - $1.33 million), office and insurance of $1.50 million (nine months ended September 30, 2019 - $2.01 million) and travel and accommodation of $0.08 million (nine months ended September 30, 2019 - $0.45 million).

Sales and marketing – In the nine months ended September 30, 2020, the Company incurred sales and marketing expenses of $1.22 million versus $3.25 million in the comparable 2019 prior period. These costs are related to general sales and marketing, patient acquisition, and education expenses. The current period decrease reflects the Company’s focus on cost reduction and the use of internal resources.

Research and development – In the nine months ended September 30, 2020, the Company incurred research and development expenses of $0.98 million (nine months ended September 30, 2019 - $3.41 million). These costs related to consulting fees and wages associated with the development of new cannabis products. The substantial decrease in research and development expenditures was related to the amendment of the management agreement with Sciences effective October 1, 2019 (see Related Party Transactions).

Share-based compensation – In the nine months ended September 30, 2020, the Company incurred share-based compensation expenses of $2.59 million versus $11.44 million in the comparable 2019 prior period. The amounts are compensation expenses related to employee, director and consultant incentive stock options and restricted share units which are measured at fair value at the date of grant and expensed over the vesting period. During the nine months ended September 30, 2020, the Company granted 9,877,500 stock options and 550,000 restricted share units to employees and consultants, compared to 6,475,500 stock options and 475,000 restricted share units during the same period in 2019.

Share of income from joint venture – In the nine months ended September 30, 2020, the Company recognized $4.50 million as its share of the income versus $19.10 million in the comparable 2019 prior period.

Interest and other income – In response to COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program in April 2020. CEWS provides a wage subsidy on eligible remuneration to eligible employers based on certain criteria and during the nine months ended September 30, 2020, the Company determined that it had qualified for this subsidy. The Company applied for and received $0.79 million.

Additional Disclosure for Venture Issuers Without Significant Revenue

As the Company has not shown two years of consecutive significant revenues, it is required to disclose material costs incurred. The following table shows a breakdown:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
(000’s)	($)	($)	($)	($)
Expensed research and development costs	267	1,179	975	3,413
General and administrative expenses	2,732	4,338	7,410	11,821
Purchase of plant and equipment	147	6,271	782	20,369

Liquidity and Capital Resources

The Company continually monitors and manages its cash flow to assess the liquidity necessary to fund operations and capital projects. The Company manages its capital resources and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital resources, the Company may, where necessary, control the amount of working capital, pursue financing or manage the timing of its capital expenditures. As at September 30, 2020, the Company had working capital of $53.05 million, this included the $68.25 million of the investment in the Joint Venture that has been classified as held for sale.

These unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2020, the Company had not yet achieved profitable operations.

As noted above in the “Developments of Business after the Reporting Period” section, on November 2, 2020, the Company completed the sales of its interest in the Joint Venture for consideration of $79.90 million. On the date of closing, the Company received a cash payment of $60.00 million and received the Note in the principal amount of $19.90 million. The Note will mature April 2, 2021 and bears interest of 12% per annum. This cash injection into the Company will help the continuing operations.

Management will continue to closely monitor its cash flows as it purposely shifts away from large-scale, high volume, asset-intense cultivation. The Company intends to direct its resources towards providing defined-scale, high quality dried flower to the premium segment of the market, as well as to focus more on the science-based development of differentiated, high-margin cannabis derivative products. The receipt of the $60.00 million first payment will allow the Company to immediately start reducing debt while maintaining a positive working capital and cash balance.

The Company has not currently committed to any projects which may require significant cash injections. The Company’s second greenhouse facility in Metro Vancouver will require approximately $2.60 million of additional spend in order to complete construction, however as of the date of this MD&A, the timing and continuation of this construction is currently being assessed.

The Company has renegotiated the terms of the payout of the remaining amounts owed to the vendors of Verdélite, pursuant to the Company’s 2018 purchase of Verdélite, on May 30, 2019. The amount outstanding as at the date of this MD&A is $9.25 million.

The Company has also committed to contributing $5.00 million to EHN in exchange for its 51% initial ownership in EHN, of which, $1.89 million has been paid as at September 30, 2020.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	For the nine months ended	For the nine months ended
	September 30, 2020	September 30, 2019
(000’s)	($)	($)
Net cash (used in) provided by:
Operating activities	(5,213)	(24,854)
Investing activities	(2,374)	(36,901)
Financing activities	5,480	32,102
Decrease in cash	(2,107)	(29,653)

Cash used in operating activities for the nine-month period ended September 30, 2020 was $5.21 million, compared to cash used of $24.85 million in the comparative period of the prior year. The current period amount reflects the decrease in general and administrative, sales and marketing and research and development expenditures, decreases in cash outflows for payments of current liabilities, inventories and decrease in current assets from the comparable 2019 period.

Cash used in investing activities for the nine-month period ended September 30, 2020 was $2.37 million, compared to cash used of $36.90 million during the same period in 2019. During the nine months ended September 30, 2020:

  $0.71 million was used to invest in the Joint Venture;

  $0.52 million was used to invest in EHN;

  $0.83 million was used to purchase equipment for the Company’s various operating facilities; and

  $0.31 million was used in research and development.

Cash provided by financing activities for the nine months ended September 30, 2020 was $5.48 million, compared to cash provided of $32.10 million in the nine months ended September 30, 2019. Cash generated in the current period included $5.39 million in gross proceeds from private placement offerings and at-the-market equity financing commencing September, $1.06 million from the exercise of purchase warrants and $0.04 million in proceeds from the Canadian Emergency Business Account loan. Offsetting this positive source of cash flow was a $0.36 million repayment of lease liabilities and interest, and $0.38 million in share issuance costs and $0.27 million in interest paid.

Financial Risk Management

The Company’s board of directors has overall responsibility for the establishment and oversight of the

Company’s risk management policies on an annual basis. Management identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Measurement Uncertainty and Impairment Assessments

On July 31, 2020, the Company announced that it had entered into a share purchase agreement relating to the sale of the Verdélite subsidiaries. The Company’s intention to sell the subsidiaries at June 30, 2020, as well as the continued decline in stock price and market capitalization of the Company were indicators of impairment at June 30, 2020. As a result of these factors, management evaluated the Verdélite CGU for impairment at June 30, 2020. Taking into account the Company’s intention to sell the asset, the fair value less costs of disposal of Verdélite approximates it value in use at June 30, 2020, given that the value in use consists mainly of the net disposal proceeds. Management concluded that the carrying value was higher than the recoverable amount and recorded an impairment loss of $17.06 million. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date which resulted in an impairment of $14.71 million being allocated to the intangible assets and $2.35 million being allocated to the Building of the Verdélite CGU.

Management continues to review each of its assets for indications of impairment.

Transactions with Related Parties

The Company has entered into transactions with a control person of the Company, a wholly owned subsidiary of such control person, a company controlled by the Company’s Executive Chairman, a company whose CEO is also a director of the Company, and with the Joint Venture.

With Emerald Health Sciences Inc.

On October 4, 2019, the Company announced that it had entered into a Sublease Agreement and a Cultivation Agreement with Sciences. Pursuant to the Sublease Agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the Cultivation Agreement, Sciences granted the Company the right to cultivate cannabis for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement. On May 27, 2020, the Company announced that it had terminated both the Sublease Agreement and the Cultivation Agreement. No payments were made to Sciences under either the Sublease Agreement or the Cultivation Agreement.

As at September 30, 2020, Sciences held an aggregate of 39,401,6082 Common Shares, representing approximately 20% of the issued and outstanding Common Shares and it held 9,099,706 common share purchase warrants of the Company. As at December 31, 2019 Sciences held an aggregate of 29,687,942 Common Shares, representing approximately 18% of the issued and outstanding Common Shares and it held 9,099,706 common share purchase warrants of the Company.

On May 30, 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $6 million to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 10% per annum and are repayable on demand. On July 5, 2019, the loan agreement with Sciences was amended to increase the available loan amount to $15 million and the rate of interest charged was increased to 12%. On January 31, 2020, the Company settled all outstanding principal and accrued interest for a total of $0.80 million with shares for debt at a deemed price of $0.29

[2]	12,500,000 Common Shares beneficially owned by Sciences have been lent to a third party pursuant to a securities lending agreement entered into by Sciences per Common Share. On July 15, 2020, the Company announced that it had terminated the loan agreement with Sciences.

With Subsidiaries of Emerald Health Sciences Inc.

On October 3, 2018, the Company announced that it entered into a research agreement with EH Spain, an institute focused on cannabis research, which will provide its cannabis-industry-leading contract research organization (“CRO”) services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. EH Spain is a wholly-owned subsidiary of Sciences, who is a control person of the Company. To date, the Company has used the CRO services of EH Spain with total costs incurred of €0.02 million.

On October 4, 2019, the Company announced that it had entered into an agreement to amend the purchase price payable by the Company pursuant to the hemp supply agreement dated September 26, 2018 with Emerald Health Hemp Inc. (“EHH”). Pursuant to this amendment, the Company was only required to pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products. During the year ended December 31, 2019, the Company wrote down $2.02 million of inventory related to hemp harvested that did not meet the quality standards for extraction. On January 31, 2020, the Company settled the trade payables for hemp purchased of $2.02 million with shares for debt at a deemed price of $0.29 per Common Share.

With a company controlled by the Company’s Executive Chairman

In 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company has built its new production facility. The lease amount of $0.08 million per quarter was determined by an independent valuation. The Landlord also charged the Company $Nil during the nine months ended September 30, 2020 (September 30, 2019 - $0.18 million) for development fees and services related to construction of the Company’s new facility.

With a company whose CEO is also a director of the Company

As at September 30, 2020, the Company held 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore for investment purposes. The CEO of Avricore is also a director of the Company.

The 1,666,667 common shares represent 2.6% of the issued and outstanding common shares of Avricore at the date of this MD&A. Upon exercise of the common share purchase warrants of Avricore, the Company would hold 3,333,334 common shares of Avricore, representing 5.1% of the issued and outstanding common shares of Avricore.

On July 15, 2020, the Company’s 51%-owned joint venture, EHN, and Avricore terminated a supply and distribution agreement that was entered into on April 15, 2018.

On October 5, 2020, the Company sold its 1,666,667 common shares in Avricore for $0.21 million.

With the Company’s joint venture

As of September 30, 2020, the Joint Venture owes the Company $0.17 million (September 30, 2019 - $1.08 million) for expenditures made on behalf of the Joint Venture. As of September 30, 2020, the Company owed to the Joint Venture $0.99 million (September 30, 2019 - $1.14 million) for bulk sale and resale as well as storage, logistical, and administrative related fees. Pursuant to the March 6, 2020, Pure Sunfarms settlement agreement, the Company issued a promissory note to the Joint Venture in the amount of $0.95 million. Subsequent to September 30, 2020, the Company completed the Transaction. As part of the Transaction, the Company's obligations under the promissory note was settled without any payment. Refer to “Development of Business after the Reporting Period” for information related to the sale of the interest in the Joint Venture.

Proposed Transactions

There are no material decisions by the Company’s board of directors with respect to any imminent or proposed transactions that have not been disclosed herein.

Critical Accounting Policies and Estimates

The critical accounting policies and estimates are included in each of the notes of the Company’s audited consolidated financial statements for the year ended December 31, 2019, 2018 and 2017. These are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations.

Changes in Accounting Standards not yet Effective

Refer to Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 for additional information on several new standards, amendments to standards and interpretations, which are not yet effective. There were no new standards adopted in the nine months ended September 30, 2020 condensed interim consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Risks and Uncertainties

The Company’s actual results may differ materially from those expected or implied by the forward-looking statements and forward-looking information contained in this interim management discussion and analysis due to the proposed nature of the Company’s business and its present stage of development. A non-exhaustive list of risk factors associated with the Company are discussed in detail under the heading “Risk Factors” in the Company’s AIF dated May 13, 2020.

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19. As at the date of this MD&A, the global reactions to the spread of COVID-19 which led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity, which were being eased, are now starting to be re-instated. Provincial governments in the provinces of British Columbia and Quebec, where the Company's facilities are located are starting to re-initiate closures of certain non essential services and restrictions on activities. Each such province has designated the production of cannabis as an essential service and, accordingly, the Company's facilities remained, and still currently remain open and in production, however there can be no certainty that this will remain the case.

The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. However, if an outbreak were to occur, the Company may be required to temporarily close the facility. Any such closure could have a material adverse impact on production and sales. Widespread uncertainty, government restrictions on personal mobility and the other impacts of the COVID-19 crisis on the Company's employees, together with the potential to contract COVID-19 and/or be subject to quarantine may have an impact on the ability or willingness of the Company's employees and those of the Joint Venture to attend their workplace. Although certain administrative functions can be conducted remotely, other functions, such as growth, picking and packaging of the Company’s products and maintenance of the Company's products and facilities cannot be conducted remotely and may be adversely impacted by any resulting decrease in employee availability.

Such public health crises can also result in disruptions and volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact cannabis product prices, interest rates, credit ratings, credit risk and inflation. In addition, the Company's business may be impacted by supply chain disruptions caused by the COVID-19 crisis, including the delivery of essential imports for the Company's products or the delivery of the Company's products to markets. The COVID-19 crisis may also have a negative impact on consumer demand for the Company's products due to, among other things, economic contraction and the potential closure of vendors of the Company’s products, which could result in reduced revenue to the Company.

While these effects are expected to be temporary, the duration of the disruptions to business and the related financial impact cannot be estimated with any degree of certainty at this time. Although a number of jurisdictions reduced restrictions on businesses during summer of 2020 due to recent resurgences in cases many jurisdictions have re-imposed restrictions of varying degrees. There can be no certainty as to the effectiveness of such restrictions or as to their length. At this point, the extent to which COVID-19 may impact the Company is uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

Forward-Looking Statements

Certain statements contained in this Management Discussion and Analysis ("MD&A") constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of Emerald Health Therapeutics, Inc. and its subsidiaries (together the "Company" or "Emerald"). All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this MD&A include, but are not limited to, statements in respect of: future financings; the expansion of the Company's operations in British Columbia and Québec; the sale of Verdélite and Verdélite Holdings and the settlement of the outstanding amounts in respect to the previous acquisition of these entities; the conversion of the Convertible Debentures; the acceleration of the outstanding common share purchase warrants; the Company's intention to use proceeds of financings to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development and to expand the Company's existing extraction capabilities, and for working capital and general corporate purposes; potential proceeds from the exercise of the Company's outstanding common share purchase warrants; actions taken by the Company to maintain or adjust its capital structure; management's anticipation of long-term future profitability; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing and sales initiatives; benefits received by the Company from its transactions with Sciences, a control person of the Company, and the opportunities that such transactions provide; production at the Company's facilities; the focus of the Company's efforts; the business goals and strategy of the Company; development of products and related research; licence applications and amendments; and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The reader of these statements is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: market price of cannabis; securing product supply; continued availability of capital financing and general economic, market or business conditions; reliance on cultivation, production and sales licences to produce and sell cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licences; regulatory risks relating to the Company's compliance with the applicable law; regulatory approvals for expansion of current production facility, development of new production facilities and greenhouse retrofits by the Company; the Company's reliance on their respective licences to cultivate and sell cannabis under the Cannabis Act and their respective abilities to maintain such licences; Avalite's reliance on its analytical testing licence issued under the Cannabis Act to provide testing of cannabis and its ability to maintain this licence; the Company's ability to execute its multi-phase expansion plan; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market; the limited operating history of the

Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; difficulties in securing additional financing; unfavourable publicity or consumer perception of the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete greenhouse retrofits; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical products; failure to obtain regulatory approval for pharmaceutical products; changes in the Company's over-all business strategy; restrictions of the TSXV on the Company's business; and the Company's assumptions stated herein being correct. See "Risks and Uncertainties" in this MD&A and other factors described in the Company's AIF under the heading "Risk Factors".

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.